Exhibit (e) (10)

Description of Change of Control Provisions of Employment Arrangements between Schering

AG and Members of the Executive Board of Schering AG

Pursuant to a resolution of the personnel committee of the Supervisory Board dated March 8, 2006, the members of the Executive Board received a letter that informed them that upon a change of control the following rules will govern their rights with respect to their employment arrangements.

A change of control exists when a shareholder of Schering AG holds voting rights which, according to Section 29 of the German Securities Acquisition and Takeover Act, grant the shareholder the control over the company. The merger (Verschmelzung) of Schering AG into another enterprise as well as the conclusion of a domination agreement (Beherrschungsvertrag) with Schering AG as the controlled enterprise are also deemed to be a change of control.

Upon a change of control the following rules apply if, within 12 months after a change of control, (i) the appointment as a member of the Executive Board is prematurely revoked without cause (ohne wichtigen Grund), or (ii) if the appointment is terminated on the basis of a mutual agreement, or (iii) if the member of the Executive Board justifiably terminates his/her service agreement for cause (wichtiger Grund) as a result of the change of control. A material limitation of the competences or the position as a member of the Executive Board as a result of the change of control is deemed to justify a termination.

The provisions on change of control also apply if the period between the change of control and the expiration of the current appointment is less than three years and the appointment is not extended by at least three additional years unless the member of the Executive Board has reached the age of 58 upon the change of control taking effect or if the lack of a re-appointment was the result of the Member’s culpable (schuldhaft) conduct.

In the above mentioned cases, the contractual compensation including any bonus payments will continue until the currently established termination date for the appointment and the service agreement. Schering AG may choose to pay the full outstanding compensation in one discounted amount.

When taking up a comparable occupation within the remaining term of the service agreement the continued payments will be reduced by 30%.

In addition, there is a one-time payment in the amount of two times the annual salary within one month after termination of the appointment. The payment is reduced accordingly if the period between the termination of the appointment and the 60th birthday of the member of the Executive Board is less than two years. One-time payments and continued payment of the compensation may not exceed the amount equal to five times the annual compensation (a possible reduction by 30% mentioned above is not taken into account).

Any further payments with respect to a change of control by any company of the Schering Group or shareholders of Schering AG, except for payments under a post-contractual non-competition agreement, are deducted from the payments set forth in this letter.

Any rights which the relevant member of the Executive Board has in connection with the ongoing LTI Plans of the Company remain unaffected and can be asserted in accordance with the terms and conditions of the LTI Plans if they have not already been exercised.

These provisions on change of control do not affect the employee pension plan (Betriebsrentenvereinbarung).

No additional benefits, such as a company car etc., are granted after the termination of the service agreement.